UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  0-29712

DOREL INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

1255 Greene Avenue

Suite 300

Westmount, Quebec,

Canada H3Z 2A4

(514) 934-3034

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Subordinate Voting Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.

Dorel Industries Inc. (the “Company”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on May 7, 1998.

B.

The Company has filed all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company’s Class B Subordinate Voting Shares were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on May 7, 1998.

Item 3.  Foreign Listing and Primary Trading Market

A.

The Company maintains a listing of its Class B Subordinate Voting Shares on the Toronto Stock Exchange (the “TSX”) located in Toronto, Canada.  The TSX is the primary trading market for the Company’s Class B Subordinate Voting Shares.

B.

The date of initial listing of the Company’s Class B Subordinate Voting Shares on the TSX was July 12th, 1990.  The Company has maintained a listing of its Class B Subordinate Voting Shares on the TSX for at least the 12 months preceding the filing of this Form.

C.

During the recent 12-month period beginning March 30, 2007 and ending March 29, 2008, trading on the TSX constituted 97.2 percent of the trading of the Company’s Class B Subordinate Voting Shares in on-exchange transactions.

Item 4.  Comparative Trading Volume Data

A.

The 12-month period relied upon starts March 30, 2007 and includes March 29, 2008 as the last day (the “recent 12-month period”).

B.

For the recent 12-month period, the average daily trading volume of the Company’s Class B Subordinate Voting Shares in the United States was 1,923 shares, and the average daily trading volume of on-exchange transactions worldwide was 68,124.

C.

For the recent 12-month period the average daily trading volume of the Company’s Class B Subordinate Voting Shares in the United States was 2.8 percent of the average daily trading volume of on-exchange transactions of the Company’s Class B Subordinate Voting Shares on a worldwide basis.

D.

The Company delisted its Class B Subordinate Voting Shares from the NASDAQ National Market as of March 29, 2007.  For the 12-month period commencing March 30, 2006 and ending March 29, 2007, the average daily trading volume of the Company’s Class B Subordinate Voting Shares in the United States was 6.7 percent of the average daily trading volume of on-exchange transactions of the Company’s Class B Subordinate Voting Shares on a worldwide basis.

E.

The Company has never established and has never terminated a sponsored American depository receipt facility regarding its Class B Subordinate Voting Shares.

F.

The Company determined the on-exchange and off-exchange trading volume information of its Class B Subordinate Voting Shares from data reported by Bloomberg Professional Service (“Bloomberg”).  Bloomberg is a commercial provider of financial market information.  See Exhibits 99.1 through 99.4 to this Form 15F.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.

The Company published the notice required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act on April 1, 2008.  A copy of the notice was submitted under cover of a Form 6-K on April 1, 2008.

B.

The notice was disseminated in the United States by CNW Telbec.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website:  http://www.sedar.com.

PART III

Item 10.  Exhibits

Exhibit 99.1	Daily trading volume of the Company’s Class B Subordinate Voting Shares in the United States for the recent 12-month period.
Exhibit 99.2	Daily trading volume of the Company’s Class B Subordinate Voting Shares on the TSX for the recent 12-month period.
Exhibit 99.3	Daily trading volume of the Company’s Class B Subordinate Voting Shares in the United States for the 12-month period commencing March 30, 2006 and ending March 29, 2007.
Exhibit 99.4	Daily trading volume of the Company’s Class B Subordinate Voting Shares on the TSX for the 12-month period commencing March 30, 2006 and ending March 29, 2007.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Dorel Industries Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Dorel Industries Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:  April 1, 2008

DOREL INDUSTRIES INC.

By:

/s/ Frank Rana

Name:Frank Rana

Title:Vice-President, Finances

and Assistant Secretary